Exhibit 8.1

The following is a list of the Company's significant subsidiaries as of May 15, 2018:
Company	Incorporated in	Ownership Percentage
Blue Power Limited*	Bermuda	100%
Delta Cistern V Limited*	Bermuda	100%
Sierra Cistern V Limited*	Bermuda	100%
CB Holdco Limited*	Bermuda	100%
AHTS Holdco Limited*	Bermuda	100%
Delta PSV Norway AS	Norway	100%
NAO Norway AS	Norway	100%

* Holding company for vessel-owning subsidiary.